EXHIBIT 99.1

Alpha Compute Signs Binding Contract to Acquire Assets of Operating Oil and Gas Business in Pennsylvania

Pittsburgh, PA, Sept. 22, 2026 (GLOBE NEWSWIRE) -- Alpha Compute Corp. (Nasdaq: ALP) ("Alpha Compute" or the "Company"), a vertically integrated technology pioneer in AI Confidential Compute and GPU-as-a-service (GPUaaS), today announced Alpha Compute Corp. has executed definitive real estate and asset purchase agreements in Pennsylvania.

Strategic Resource Acquisition The transaction secures over 300 acres of surface, mineral and gas rights, encompassing both the Utica and Marcellus shale formations. Historical documentation from an assessment by Haliburton estimates an average of 10,000 barrels per acre of light Pennsylvania sweet crude oil across subsurface parcels. Alpha Compute is actively conducting updated geological assessments, modern appraisals, and confirmed site reviews to precisely map reserve potential. The acquisition includes over 75 existing oil and gas wells, complete well pump jack inventories, operational maintenance facilities, heavy equipment, and associated gathering infrastructure.

"Securing these land and energy rights in Pennsylvania provides a highly resilient foundation for our next-generation compute infrastructure," said Brittany Kaiser, CEO of Alpha Compute Corp. "We are designing this facility with the local community at the forefront of our plans. By honoring local county ordinances, adhering strictly to Pennsylvania DEP regulations, and partnering with regional grid authorities, we are ensuring that our growth creates long-term value, environmental stewardship, and clean economic development for the state."

Facility Design and Environmental Compliance
The planned data center will replicate the proven design, architectural framework, and community-first standards planned for Alpha Compute’s Northern Pennsylvania site. Development will comply fully with:

  Local county ordinances and land-use regulations
  Regional GRID policies and interconnection standards
  Pennsylvania Department of Environmental Protection (DEP) regulations, including applicable operator registration and bonding requirements

"Our strategy in Pennsylvania combines local energy resources with strict environmental compliance and active community participation, providing a sustainable model for technological growth. Given the USD $5.5 million acquisition price, we anticipate a substantial revaluation of the assets. Furthermore, the existing oil and gas operations are generating revenue and operational profit, with preliminary evaluations indicating that an estimated 4% of the surface oil has been extracted to date. Consequently, the site remains both profitable and financially self-sustaining," stated Enzo Villani, Executive Chairman and President of Alpha Compute Corp.

Community Partnership and Economic Impact Alpha Compute plans to form binding covenants with local and county governments to guarantee long-term alignment with municipal development goals. The project will serve as a major regional economic engine:

  Job Creation: Projected creation of skilled permanent and construction positions;
  Infrastructure Investment: Modernization of site utilities and sustainable integration with local energy grid capacity;
  Environmental Stewardship: Post-closing environmental compliance, plugging assurances, and responsible well management under DEP oversight.

About Alpha Compute Corp.
Alpha Compute Corp. (Nasdaq: ALP) is a vertically integrated AI infrastructure company specializing in GPU-as-a-service and AI Confidential Compute. Alpha Compute’s mission is to support clients, subsidiaries, and partners across critical sectors including: finance, defense, intelligence, and media with the essential framework for any organization requiring secure, confidential computing environments. For more information, please visit: https://www.alphacompute.ai/

Alpha Compute Corp is domiciled in the British Virgin Islands with offices in New York, Los Angeles, Miami, Amsterdam and Toronto. Alpha Compute is a founding partner of the Right2Compute Coalition; more information is available at www.right2compute.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws. All statements other than statements of historical fact, including those preceded by, followed by, or incorporating words such as "believes," "expects," "anticipates," "intends," "estimates," "plans," "may," "will," "potential," "continues," or similar expressions are forward-looking statements.

Forward-looking statements in this release include, without limitation: successful completion of the acquisition and the development and financing of the planned data center; title, acreage and net revenue interest; financing and partner arrangements; gas availability, projected power costs, well and generation plans; development, permitting, construction and commercial operation of the planned initial 200 MW facility and potential economic, environmental and community impacts.

These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including: failure to complete the acquisition; confirmation of mineral title, recoverable resources and energy supply; permitting, environmental and well-plugging risks; the timing and progress of the Company's strategic initiatives; reliance on third-party vendors and partners; the ability to secure additional financing; uncertainty around the Company's investments and legacy business; risks related to technology platforms and ecosystems; and general market and economic conditions. A more complete discussion of these risks is set forth under "Item 3 - Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended March 31, 2026, as amended.

Undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained herein are made as of the date of this press release, and the Company undertakes no obligation to update or revise them publicly, except as required by law.

Investor & Media Contact
Alpha Compute Corp.
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